The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying base prospectus are not an offer to sell these securities, and are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
Registration No. 333-178772

Subject to Completion

Preliminary Prospectus Supplement dated February 4, 2014

PROSPECTUS SUPPLEMENT (To Prospectus Dated December 28, 2011)

$

VIRGINIA ELECTRIC AND POWER COMPANY

$             2014 Series A         % Senior Notes Due 2024

$             2014 Series B         % Senior Notes Due 2044

The Series A Senior Notes will bear interest at         % per year and will mature on February     , 2024. The Series B Senior Notes will bear interest at         % per year and will mature on February     , 2044. We will pay interest on each series of the Senior Notes on February      and August      of each year, beginning August     , 2014.

We may redeem all or any of the Series A Senior Notes at any time prior to November     , 2023, at the make-whole redemption price described in this prospectus supplement and, at any time on or after November     , 2023, at a redemption price equal to 100% of the principal amount of the Series A Senior Notes being redeemed, in each case plus accrued and unpaid interest. We may redeem all or any of the Series B Senior Notes at any time prior to August     , 2043, at the make-whole redemption price described in this prospectus supplement and, at any time on or after August    , 2043, at a redemption price equal to 100% of the principal amount of the Series B Senior Notes being redeemed, in each case plus accrued and unpaid interest.

We will not make application to list the Series A Senior Notes or Series B Senior Notes on any securities exchange or to include them in any automated quotation system.

Investing in the Senior Notes involves risks. For a description of these risks, see “Risk Factors” on page S-8 of this prospectus supplement, the Risk Factors section of our most recent Annual Report on Form 10-K, the Risk Factors section in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and in our other reports we file with the Securities and Exchange Commission.

	Public Offering Price(1)	Underwriting Discount	Proceeds to Company Before Expenses(1)
Per Series A Senior Note	%	%	%
Series A Senior Note Total	$	$	$
Per Series B Senior Note	%	%	%
Series B Senior Note Total	$	$	$

(1)	Plus accrued interest from February , 2014, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Senior Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about February     , 2014.

Joint Book-Running Managers

BNP PARIBAS	Deutsche Bank Securities	UBS Investment Bank

The date of this Prospectus Supplement is February     , 2014.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Senior Notes and certain other matters relating to us and our financial condition. The second part, the accompanying base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the Senior Notes we are offering at this time. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent the description of the Senior Notes in this prospectus supplement differs from the descriptions of Senior Debt Securities in the accompanying base prospectus, you should only rely on the information in this prospectus supplement.

You should rely only on the information contained in this document or to which this document refers you, or in other offering materials filed by us with the Securities and Exchange Commission (SEC). We have not authorized anyone, and we have not authorized the underwriters to authorize anyone, to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. The information which appears in this document and which is incorporated by reference in this document may only be accurate as of the date of this prospectus supplement or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, and other information with the SEC. Our file number with the SEC is 001-02255. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. Our combined filings with the SEC present separate filings by Dominion Resources, Inc. (Dominion) and the Company. Information contained therein relating to an individual registrant is filed by that registrant on its own behalf and each registrant makes no representation as to information relating to the other registrant. The information incorporated by reference is considered to be part of this prospectus supplement and information that we file later with the SEC will automatically update or supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), except those portions of filings that relate to Dominion as a separate registrant, until such time as all of the securities covered by this prospectus supplement have been sold:

•	Annual Report on Form 10-K for the year ended December 31, 2012;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013; and

•	Current Reports on Form 8-K, filed January 8, 2013, March 14, 2013, May 3, 2013 and August 15, 2013.

You may request a copy of these filings at no cost, by writing or telephoning us at:

Corporate Secretary

Virginia Electric and Power Company

120 Tredegar Street

Richmond, Virginia 23219

Telephone (804) 819-2000

FORWARD-LOOKING INFORMATION

We have included certain information in this prospectus supplement or other offering materials which is “forward-looking information” as defined by the Private Securities Litigation Reform Act of 1995. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance or assumptions concerning matters discussed in this prospectus supplement. This information, by its nature, involves estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statements.

Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our ability to control. We have identified a number of these factors in our annual and other reports as described under the heading RISK FACTORS and we refer you to that discussion for further information.

These factors include but are not limited to:

•	Unusual weather conditions and their effect on energy sales to customers and energy commodity prices;

•

Extreme weather events and other natural disasters, including hurricanes, high winds, severe storms, earthquakes and changes in water temperatures and availability that can cause outages and property damage to facilities;

•	Federal, state and local legislative and regulatory developments, including changes in federal and state tax laws and regulations;

•

Changes to federal, state and local environmental laws and regulations, including those related to climate change, the tightening of emission or discharge limits for greenhouse gases and other emissions, more extensive permitting requirements and the regulation of additional substances;

•	Cost of environmental compliance, including those costs related to climate change;

•

Risks associated with the operation of nuclear facilities, including costs associated with the disposal of spent nuclear fuel, decommissioning, plant maintenance and changes in existing regulations governing such facilities;

•	Unplanned outages at facilities in which we have an ownership interest;

•	Fluctuations in energy-related commodity prices and the effect these could have on our liquidity position and the underlying value of our assets;

•	Counterparty credit and performance risk;

•	Capital market conditions, including the availability of credit and the ability to obtain financing on reasonable terms;

•	Risks associated with our membership and participation in PJM Interconnection, L.L.C., including risks related to obligations created by the default of other participants;

•	Volatility in the value of investments held in nuclear decommissioning trusts by us;

•	Fluctuations in interest rates;

•	Changes in rating agency requirements or credit ratings and their effect on availability and cost of capital;

•	Changes in financial or regulatory accounting principles or policies imposed by governing bodies;

•	Employee workforce factors including collective bargaining agreements and labor negotiations with union employees;

•	Risks of operating businesses in regulated industries that are subject to changing regulatory structures;

•	Impacts of acquisitions, divestitures and retirements of assets;

•	Receipt of approvals for, and timing of, closing dates for acquisitions and divestitures;

•

Changes in rules for regional transmission organizations and independent system operators in which we participate, including changes in rate designs, changes in Federal Energy Regulatory Commission’s interpretation of market rules and new and evolving capacity models;

•	Political and economic conditions, including inflation and deflation;

•	Domestic terrorism and other threats to our physical and intangible assets, as well as threats to cybersecurity;

•

Changes in demand for our services, including industrial, commercial and residential growth or decline in our service areas and changes in customer growth or usage patterns, including as a result of energy conservation programs, the availability of energy efficient devices and the use of distributed generation methods;

•	Additional competition in the electric industry and competition in the construction and ownership of electric transmission facilities in our service territory, in connection with FERC Order 1000;

•	Changes in technology, particularly with respect to new, developing or alternative sources of generation and smart grid technologies;

•	Changes to regulated electric rates collected by us;

•	Changes in operating, maintenance and construction costs;

•	Timing and receipt of regulatory approvals necessary for planned construction or expansion projects;

•	The inability to complete planned construction, conservation or expansion projects at all, or with the outcomes or within the terms and time frames initially anticipated;

•	Adverse outcomes in litigation matters or regulatory proceedings; and

•	The impact of operational hazards and other catastrophic events.

Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made.

PROSPECTUS SUPPLEMENT SUMMARY

In this prospectus supplement, the words “Company,” “we,” “our” and “us” refer to Virginia Electric and Power Company, a Virginia corporation, and its subsidiaries.

The following summary contains basic information about this offering. It may not contain all the information that is important to you. The DESCRIPTION OF THE SENIOR NOTES section of this prospectus supplement and the DESCRIPTION OF DEBT SECURITIES and ADDITIONAL TERMS OF SENIOR DEBT SECURITIES sections of the accompanying base prospectus contain more detailed information regarding the terms and conditions of the Senior Notes. The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere in this prospectus supplement and in the accompanying base prospectus.

THE COMPANY

Virginia Electric and Power Company (Virginia Power), headquartered in Richmond, Virginia and incorporated in Virginia in 1909 as a Virginia public service corporation, is a regulated public utility that generates, transmits and distributes electricity for sale in Virginia and North Carolina. In Virginia, we conduct business under the name “Dominion Virginia Power” and primarily serve retail customers. In North Carolina, we conduct business under the name “Dominion North Carolina Power” and serve retail customers located in the northeastern region of the state, excluding certain municipalities. In addition, we sell electricity at wholesale prices to rural electric cooperatives, municipalities and into wholesale electricity markets. All of our common stock is owned by Dominion. Dominion, headquartered in Richmond, Virginia, is one of the nation’s largest producers and transporters of energy. Dominion also operates one of the nation’s largest underground natural gas storage systems and serves utility and retail energy customers in 15 states.

Our address and telephone number are: Virginia Electric and Power Company, 120 Tredegar Street, Richmond, Virginia 23219, Telephone (804) 819-2000.

Recent Developments

Pursuant to the Virginia Electric Utility Regulation Act effective July 1, 2007, in March 2013, the Company submitted its base rate filings and accompanying schedules in support of the Virginia State Corporation Commission’s (Virginia Commission) 2013 biennial review of the Company’s rates, terms and conditions, as well as of the Company’s earnings for 2011 and 2012 test periods. In November 2013, the Virginia Commission issued its 2013 Biennial Review Order. The Virginia Commission ruled that the Company earned on average a return on equity (ROE) of approximately 10.25% on its generation and distribution services for the combined 2011 and 2012 test periods. Because this ROE was more than 50 basis points below the Company’s authorized ROE of 10.9%, the Virginia Commission authorized the deferred recovery of $23 million in costs related to asset impairments with early plant retirement decisions, severe weather events, and natural disasters to be amortized over the 2013 calendar year. The Virginia Commission did not order a base rate increase because the Company had previously waived its right to any such increase, and because it determined that the Company had a revenue sufficiency when comparing the annual revenues generated by base rates to the revenues required to cover costs of service and earn a fair return. The Virginia Commission also made various other findings in its final order, which resulted in changes to the Company’s rate year revenues and expenses, and its rate base for generation and distribution, for the rate year beginning January 1, 2014. The Company incurred a $55 million ($37 million after-tax) charge in connection with the 2013 Biennial Review Order.

The Company’s fiscal year ended December 31, 2013. Our preliminary unaudited operating revenue for the fiscal year ended December 31, 2013 was $7.295 billion. Our preliminary unaudited net income for the fiscal year ended December 31, 2013 was $1.138 billion. These select financial results reflect preliminary unaudited financial results which are subject to change. Therefore, investors should not place undue reliance on these preliminary unaudited financial results.

Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, 2013	Twelve Months Ended September 30, 2013	Years Ended December 31,
		2012	2011	2010	2009	2008
5.96	5.63	5.07	4.77	4.62	2.28	4.98

THE OFFERING

The Senior Notes

We are offering $         aggregate principal amount of the Series A Senior Notes and $             aggregate principal amount of the Series B Senior Notes. The Series A Senior Notes will mature on February    , 2024, and the Series B Senior Notes will mature on February    , 2044.

Each series of the Senior Notes will be represented by one or more global certificates that will be deposited with or held on behalf of and registered in the name of The Depository Trust Company (DTC) or its nominee. This means that you will not receive a certificate for your Senior Notes but, instead, will hold your interest through DTC’s book-entry system.

Interest Payment Dates

Interest on each series of the Senior Notes will be payable semi-annually in arrears on February      and August     , beginning August    , 2014.

Record Dates

So long as the Senior Notes remain in book-entry only form, the record date for each Interest Payment Date will be the close of business on the business day before the applicable Interest Payment Date.

If the Senior Notes are not in book-entry only form, the record date for each Interest Payment Date will be the close of business on the fifteenth calendar day (whether or not a business day) before the applicable Interest Payment Date.

Optional Redemption

We may redeem, at our option, some or all of the Series A Senior Notes at any time prior to November     , 2023, at the make-whole redemption price described in DESCRIPTION OF THE SENIOR NOTES—Optional Redemption, plus accrued and unpaid interest to the Redemption Date. We may redeem, at our option, some or all of the Series A Senior Notes at any time on or after November     , 2023 (three months prior to the stated maturity date), at a redemption price equal to 100% of the principal amount of the Series A Senior Notes being redeemed, plus accrued and unpaid interest to the Redemption Date. We may redeem, at our option, some or all of the Series B Senior Notes at any time prior to August     , 2043, at the make-whole redemption price described in DESCRIPTION OF THE SENIOR NOTES—Optional Redemption, plus accrued and unpaid interest to the Redemption Date. We may redeem, at our option, some or all of the Series B Senior Notes at any time on or after August     , 2043 (six months prior to the stated maturity date), at a redemption price equal to 100% of the principal amount of the Series B Senior Notes being redeemed, plus accrued and unpaid interest to the Redemption Date.

The Senior Notes are not redeemable at any time at the option of the holder.

Ranking

Each series of the Senior Notes will rank equally with all of our other senior unsecured indebtedness and will be senior in right of payment to all of our subordinated indebtedness. The Senior Notes will be effectively subordinated to all of our secured debt. The Senior Indenture contains no restrictions on the amount of additional indebtedness that we may incur. The Senior Notes will not be guaranteed by Dominion.

No Listing of the Senior Notes

We do not plan to make application to list the Senior Notes on any securities exchange or to include them in any automated quotation system.

Use of Proceeds

We intend to use the net proceeds from this offering for general corporate purposes, including the repayment of short term debt. See USE OF PROCEEDS on page S-8.

Conflicts of Interest

As described in USE OF PROCEEDS on page S-8, some of the net proceeds of this offering may be used for the repayment of short-term debt, including commercial paper. If more than 5% of the net proceeds of this offering, not including underwriting compensation, will be received by affiliates of any underwriter in this offering, this offering will be conducted in compliance with FINRA Rule 5121, as administered by the Financial Industry Regulatory Authority. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering. See UNDERWRITING—Conflicts of Interest on page S-19.

RISK FACTORS

Your investment in the Senior Notes involves certain risks. Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our control. We have identified a number of these factors under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which are incorporated by reference in this prospectus supplement, as well as in other information included or incorporated by reference in this prospectus supplement and the accompanying base prospectus. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the discussions of risks that we have incorporated by reference before deciding whether an investment in the Senior Notes is suitable for you. See WHERE YOU CAN FIND MORE INFORMATION on page S-3.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Senior Notes for general corporate purposes and to repay short-term debt, which as of January 31, 2014 included $1.15 billion in outstanding commercial paper with a weighted average yield of 0.293% per year and a weighted average maturity of approximately 24 days.

CAPITALIZATION

The table below shows our capitalization on a consolidated basis as of September 30, 2013. The “As Adjusted” column reflects our capitalization after giving effect to this offering of Senior Notes and the intended use of the net proceeds from this offering of Senior Notes. See WHERE YOU CAN FIND MORE INFORMATION on page S-3 and USE OF PROCEEDS on page S-8.

	September 30, 2013
	Actual	As Adjusted
	(in millions)
Cash and cash equivalents (1)	$51	$
Short-term debt(1)(2)	543
Long-term debt:
Senior notes(3)	7,109
Tax exempt financings	872		872

Total long-term debt	7,981
Preferred stock(4)	257		257
Total common shareholder’s equity	9,710		9,710

Total capitalization	$18,542	$

(1)

For purposes of this table, cash and cash equivalents has been adjusted to include net proceeds in excess of short-term debt. However, as indicated in USE OF PROCEEDS on page S-8, net proceeds may be applied to reduce short-term debt. As of January 31, 2014, short-term debt included $1.15 billion in outstanding commercial paper ($         million after application of the net proceeds of this offering of Senior Notes).

(2)	Includes securities due within one year.
(3)	Includes the net effect of unamortized discount ($(12.1) million) and unamortized premium ($1.3 million).
(4)	Includes the effect of preferred stock issuance expenses ($(1.9) million).

RATIO OF EARNINGS TO FIXED CHARGES

Nine Months Ended September 30, 2013	Twelve Months Ended September 30, 2013	Years Ended December 31,
		2012	2011	2010	2009	2008
5.96	5.63	5.07	4.77	4.62	2.28	4.98

For purposes of this ratio, earnings are determined by adding fixed charges (excluding interest capitalized) to income from continuing operations before income taxes. These earnings are then divided by total fixed charges. Fixed charges consist of interest charges (without reduction for Allowance for Funds Used During Construction) on long-term and short-term debt, interest capitalized, and the portion of rental expense that is representative of the interest factor.

DESCRIPTION OF THE SENIOR NOTES

Set forth below is a description of the specific terms of the Senior Notes. The term “Senior Notes” includes both the Series A Senior Notes and the Series B Senior Notes. This description supplements, and should be read together with, the description of the general terms and provisions of the Senior Debt Securities set forth in the accompanying base prospectus under the captions DESCRIPTION OF DEBT SECURITIES and ADDITIONAL TERMS OF SENIOR DEBT SECURITIES. The following description is not complete in every respect and is subject to, and is qualified in its entirety by reference to, the description in the accompanying base prospectus, the Senior Indenture and the supplemental indenture pertaining to the Senior Notes. Capitalized terms used in this DESCRIPTION OF THE SENIOR NOTES that are not defined in this prospectus supplement have the meanings given to them in the accompanying base prospectus, the Senior Indenture or the applicable supplemental indenture. In this DESCRIPTION OF THE SENIOR NOTES, references to the “Company,” “we,” “us,” and “our” mean Virginia Electric and Power Company, excluding any of its subsidiaries unless otherwise expressly stated or the context otherwise requires.

General

Each series of the Senior Notes will be issued as a series of Senior Debt Securities under the Senior Indenture. The Series A Senior Notes will be initially limited in aggregate principal amount to $        . The Series B Senior Notes will be initially limited in aggregate principal amount to $         . We may, without the consent of the holders of Senior Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as either the Series A Senior Notes or the Series B Senior Notes. Any additional notes having such similar terms, together with any of the Series A Senior Notes or Series B Senior Notes, will constitute a single series of notes under the Senior Indenture.

The entire principal amount of the Series A Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on February     , 2024. The entire principal amount of the Series B Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on February     , 2044. The Senior Notes are not subject to any sinking fund provision. The Senior Notes are available for purchase in denominations of $1,000 and any integral multiple of $1,000.

Interest

The Series A Senior Notes will bear interest at the rate of     % per year from the date of original issuance. The Series B Senior Notes will bear interest at the rate of     % per year from the date of original issuance. Interest is payable semi-annually in arrears on February      and August      of each year (each, an Interest Payment Date). The initial Interest Payment Date for each of the Series A Senior Notes and the Series B Senior Notes is August     , 2014. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the Senior Notes is not a business day, then payment of the interest payable on that date will be made on the next succeeding day which is a business day (and without any interest or other payment in respect of any delay), with the same force and effect as if made on such date.

So long as the Senior Notes remain in book-entry only form, the record date for each Interest Payment Date will be the close of business on the business day before the applicable Interest Payment Date. If the Senior Notes are not in book-entry only form, the record date for each Interest Payment Date will be the close of business on the fifteenth calendar day (whether or not a business day) before the Interest Payment Date. In any case, interest payable at maturity or upon redemption will be payable to the person to whom principal is payable.

Ranking

The Senior Notes will be our direct, unsecured and unsubordinated obligations. The Senior Notes will rank equally with all of our other senior unsecured indebtedness and will be senior in right of payment to all of our subordinated indebtedness, if any. The Senior Notes will be effectively subordinated to all our secured debt, if any.

Substantially all of our property is subject to the lien of the Indenture of Mortgage (Mortgage Indenture) securing our First and Refunding Mortgage Bonds (Bonds). There are no Bonds outstanding as of the date of this prospectus supplement; however, by leaving the Mortgage Indenture open, we expect to retain the flexibility to issue Bonds in the future. The Mortgage Indenture currently limits the maximum principal amount of Bonds that may be outstanding under the Mortgage Indenture to $10 million unless otherwise provided in a future supplement. We also have flexibility under the Mortgage Indenture to determine when or if certain newly or recently acquired properties will be pledged as collateral under the Mortgage Indenture.

The Senior Indenture contains no restrictions on the amount of additional indebtedness that we may incur. We expect to incur additional indebtedness from time to time. The Senior Notes will not be guaranteed by Dominion.

Optional Redemption

Prior to November     , 2023, the Series A Senior Notes are redeemable, in whole or in part at any time and from time to time and at our option, at a redemption price equal to the greater of:

—	100% of the principal amount of the Series A Senior Notes then outstanding to be redeemed, or

—	the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus basis points, as calculated by an Independent Investment Banker, plus accrued and unpaid interest on the Series A Senior Notes to the Redemption Date.

On or after November     , 2023 (three months prior to the stated maturity date), the Series A Senior Notes are redeemable, in whole or in part at any time and from time to time, and at our option, at a redemption price equal to 100% of the principal amount of the Series A Senior Notes then outstanding to be redeemed, plus accrued and unpaid interest on the Series A Senior Notes to the Redemption Date.

Prior to August     , 2043, the Series B Senior Notes are redeemable, in whole or in part at any time and from time to time and at our option, at a redemption price equal to the greater of:

—	100% of the principal amount of the Series B Senior Notes then outstanding to be redeemed, or

—	the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus basis points, as calculated by an Independent Investment Banker, plus accrued and unpaid interest on the Series B Senior Notes to the Redemption Date.

On or after August     , 2043 (six months prior to the stated maturity date), the Series B Senior Notes are redeemable, in whole or in part at any time and from time to time and at our option, at a redemption price equal to 100% of the principal amount of the Series B Senior Notes then outstanding to be redeemed, plus accrued and unpaid interest on the Series B Senior Notes to the Redemption Date.

We will mail a notice of redemption at least 20 days but no more than 60 days before the Redemption Date to each holder of Senior Notes to be redeemed. If we elect to partially redeem the Senior Notes, the series trustee will select, in a fair and appropriate manner, the Senior Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the Senior Notes or portions thereof called for redemption.

“Adjusted Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

The Adjusted Treasury Rate will be calculated on the third business day preceding the Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a remaining term to maturity comparable to the remaining term of the Senior Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Senior Notes (Remaining Life).

“Comparable Treasury Price” for any Redemption Date means (1) the average of the five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means any of BNP Paribas Securities Corp., Deutsche Bank Securities Inc. and UBS Securities LLC and their respective successors as selected by us, or if none of such firms is willing or able to serve as such, an independent investment and banking institution of national standing appointed by us.

“Reference Treasury Dealer” means:

—	BNP Paribas Securities Corp., Deutsche Bank Securities Inc. and UBS Securities LLC and their respective successors; provided that, if any such firm or its successors ceases to be a primary U.S. Government securities dealer in the United States (Primary Treasury Dealer), we will substitute another Primary Treasury Dealer; and

—	up to two other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 3:30 p.m., New York City time, on the third business day preceding such Redemption Date.

The Trustee, Series Trustee and Paying Agent

The series trustee and paying agent for each of these series of Senior Notes will be U.S. Bank National Association. The series trustee will administer its corporate trust business and act as paying agent through its offices at U.S. Bank Corporate Trust Services, 1021 East Cary Street, Suite 1850, Richmond, VA 23219. We and certain of our affiliates maintain deposit accounts and banking relationships with U.S. Bank National Association. U.S. Bank National Association and its affiliates have purchased, and are likely to purchase in the future, our securities and securities of our affiliates.

The trustee under the Senior Indenture is The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank)). We and certain of our affiliates maintain deposit accounts and banking relationships with The Bank of New York Mellon. The Bank of New York Mellon also serves as trustee under other indentures under which we and certain of our affiliates have issued securities. The Bank of New York Mellon and its affiliates have purchased, and are likely to purchase in the future, our securities and securities of our affiliates.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

Upon issuance, each series of the Senior Notes will be represented by one or more fully registered global certificates. Each global certificate will be deposited with the series trustee on behalf of DTC and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of these securities.

The following is based on information furnished to us by DTC:

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (Direct Participants) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (DTCC). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (Indirect Participants). DTC has a Standard & Poor’s rating of AA+. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

Purchases of the Senior Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Senior Notes on DTC’s records. The ownership interest of each actual purchaser of each Senior Note (Beneficial Owner) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Senior Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Senior Notes, except in the event that use of the book-entry system for the Senior Notes is discontinued.

To facilitate subsequent transfers, all of the Senior Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the Senior Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Senior Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Senior Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to DTC. If less than all the Senior Notes of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in the Senior Notes to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Senior Notes unless authorized by a Direct Participant in accordance with DTC’s MMI Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds on the Senior Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the Company or its agent, on payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the Company or its agent, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company or its agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as depository with respect to the Senior Notes at any time by giving reasonable notice to the Company or its agent. Under such circumstances, in the event that a successor depository is not obtained, Senior Note certificates are required to be printed and delivered. The Company may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, Senior Note certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

We have no responsibility for the performance by DTC or its Participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

This discussion summarizes certain U.S. federal income tax considerations relating to the Senior Notes applicable to Non-U.S. Holders (as defined below). This discussion only applies to Senior Notes that are held as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the Code), and that are purchased in the initial offering at the initial offering price, by Non-U.S. Holders (as defined below). This discussion is based on interpretations of the Code, Treasury regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein. This discussion does not deal with all of the U.S. federal income tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances or to investors subject to special treatment under U.S. federal income tax laws, nor does it deal with the tax consequences under the laws of any foreign, state or local taxing jurisdictions. Accordingly, prospective investors are urged to consult their own tax advisers with respect to the U.S. federal, state and local tax consequences of investing in the Senior Notes, as well as any consequences arising under the laws of any other taxing jurisdiction to which they may be subject.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of Senior Notes that is, for U.S. federal income tax purposes:

•	a nonresident alien individual (but not a U.S. expatriate),

•	a foreign corporation other than a “controlled foreign corporation” or a “passive foreign investment company,”

•	an estate whose income is not subject to U.S. federal income tax on a net income basis, or

•

a trust if no court within the United States is able to exercise primary jurisdiction over its administration or if no U.S. persons have the authority to control all of its substantial decisions, and that does not have a valid election in effect under the applicable Treasury regulations to be treated as a U.S. person.

If a partnership holds Senior Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding Senior Notes should consult their own tax advisers.

Interest payments on the Senior Notes to Non-U.S. Holders will not be subject to U.S. federal income or withholding tax if the following conditions are satisfied:

•

the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of the Company’s stock entitled to vote within the meaning of Section 871(h)(3) of the Code,

•	the Non-U.S. Holder is not a controlled foreign corporation for U.S. federal income tax purposes that is related to the Company through actual or constructive ownership,

•	the Non-U.S. Holder is not a bank whose receipt of interest on the Senior Notes is described in Section 881(c)(3)(A) of the Code,

•	the payments are not effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States, and

•

either (a) the Non-U.S. Holder provides a correct, complete and executed Internal Revenue Service (IRS) Form W-8BEN, Form W-8EXP or Form W-8IMY (or successor form) with all of the attachments required by the IRS, or (b) the Non-U.S. Holder holds its Senior Notes through a qualified intermediary (generally a foreign financial institution or clearing organization or a non-U.S. branch or office of a U.S. financial institution or clearing organization that is a party to a withholding agreement with the IRS), which has provided an IRS Form W-8IMY (or successor form) stating that it is a qualified intermediary and has received documentation upon which it can rely to treat the payment as made to a foreign person.

If any of the conditions described above are not satisfied, interest on the Senior Notes will be subject to a 30% withholding tax when paid, unless either the Non-U.S. Holder provides a correct, complete and executed IRS Form W-8BEN claiming that an income tax treaty reduces or eliminates the tax, or the interest is effectively connected with the conduct of a U.S. trade or business and the Non-U.S. Holder provides a correct, complete and executed IRS Form W-8ECI. In the latter event, Non-U.S. Holders will generally be subject to U.S. federal income tax with respect to all income from the Senior Notes in the same manner as a United States person, as defined under the Code. In addition, Non-U.S. Holders that are corporations could be subject to a branch profits tax on such income.

In general, gain realized on the sale, exchange or retirement of the Senior Notes by a Non-U.S. Holder will not be subject to U.S. federal income tax, unless:

•

the gain with respect to the Senior Notes is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment), in which case the gain will be taxed in the same manner as interest that is effectively connected to such trade or business, or

•

the Non-U.S. Holder is a nonresident alien individual who holds the Senior Notes as a capital asset and is present in the United States for more than 182 days in the taxable year of the sale or other disposition of the Senior Notes and certain other conditions are satisfied.

Backup withholding will not be required with respect to interest paid to Non-U.S. Holders, so long as the Company has received from the Non-U.S. Holder a correct and complete IRS Form W-8BEN, Form W-8ECI, Form W-8EXP or Form W-8IMY (or successor form) with all of the attachments required by the IRS and provided that the Company does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person, as defined under the Code. Interest paid to a Non-U.S. Holder will be reported on IRS Form 1042-S, which is filed with the IRS and sent to Non-U.S. Holders.

Information reporting and backup withholding may apply to the proceeds of a sale of Senior Notes by a Non-U.S. Holder made within the United States or conducted through certain U.S. related financial intermediaries, unless the Company receives one of the IRS tax forms described above and provided that the Company does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person, as defined under the Code.

Backup withholding is not an additional tax and may be refunded (or credited against a Non-U.S. Holder’s U.S. federal income tax liability, if any), provided that the required information is timely furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required. For Non-U.S. Holders, copies of the information returns reporting such interest and withholding also may be made available to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

Foreign Account Tax Compliance Act

Under legislation enacted in 2010 known as the “Foreign Account Tax Compliance Act” or “FATCA,” and recent final guidance issued by the IRS, a United States federal withholding tax of 30% generally will apply to (1) interest on a debt obligation paid after June 30, 2014, and (2) the gross proceeds from the disposition of a debt obligation after December 31, 2016, paid to certain non-United States entities (including, in some circumstances, where such an entity is acting as an intermediary) that fail to comply with certain certification and information reporting requirements. FATCA generally applies to debt obligations issued after June 30, 2014; however, if debt obligations are issued prior to June 30, 2014, but are materially modified after such date, the FATCA rules apply as of the date of the material modification. Prospective holders of Senior Notes should consult their own tax advisers regarding the effect, if any, of the FATCA rules for them based on their particular circumstances.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, dated the date of this prospectus supplement (Underwriting Agreement), the underwriters named below have severally and not jointly agreed to purchase, and we have agreed to sell to them, the principal amounts of each of the Series A and Series B Senior Notes set forth opposite their names below:

Name	Principal Amount of the Series A Senior Notes	Principal Amount of the Series B Senior Notes
BNP Paribas Securities Corp.	$	$
Deutsche Bank Securities Inc.
UBS Securities LLC

Total	$	$

BNP Paribas Securities Corp., Deutsche Bank Securities Inc. and UBS Securities LLC are acting as joint book-running managers in connection with the offering of the Senior Notes.

The Underwriting Agreement provides that the obligation of the several underwriters to purchase and pay for the Senior Notes is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all of the Senior Notes if any are taken.

The underwriters initially propose to offer each series of the Senior Notes directly to the public at the applicable public offering price set forth on the cover page of this prospectus supplement. The underwriters may also initially offer part of the Senior Notes to certain dealers at a price that represents a concession not in excess of     % of the principal amount of the Series A Senior Notes and     % of the principal amount of the Series B Senior Notes, as applicable. The underwriters may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed     % of the principal amount of the Series A Senior Notes and     % of the principal amount of the Series B Senior Notes. After the initial offering of the Senior Notes, the offering price and other selling terms of each series may from time to time be varied by the underwriters. The offering of the Senior Notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that the total expenses of the offering, not including the underwriting discount, will be approximately $250,000.

We have agreed to indemnify each of the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

We do not intend to apply for listing of the Senior Notes on a national securities exchange or for quotation on any automated quotation system, but have been advised by the underwriters that they intend to make a market in the Senior Notes. The underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the development, maintenance or liquidity of the trading market, if any, for the Senior Notes.

In order to facilitate the offering of the Senior Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Senior Notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the Senior Notes for the underwriters. In addition, to cover overallotments or to stabilize the prices of the Senior Notes, the underwriters may bid for, and purchase, the Senior Notes in the open market. Finally, the underwriters may also impose a penalty bid by reclaiming selling concessions allowed to a dealer for distributing the Senior Notes in the offering, if they repurchase previously distributed Senior Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the Senior Notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge and certain other of those underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Senior Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Senior Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

As described in USE OF PROCEEDS on page S-8, some of the net proceeds of this offering may be used for the repayment of short-term debt, including commercial paper. If more than 5% of the net proceeds of this offering, not including underwriting compensation, will be received by affiliates of any underwriter in this offering, this offering will be conducted in compliance with FINRA Rule 5121, as administered by the Financial Industry Regulatory Authority. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering.

LEGAL MATTERS

Certain legal matters in connection with the offering of the Senior Notes will be passed upon for us by McGuireWoods LLP and for the underwriters by Troutman Sanders LLP, which also performs certain legal services for us and our affiliates on other matters.

EXPERTS

The consolidated financial statements incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

VIRGINIA ELECTRIC AND POWER COMPANY

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2000

Mortgage Bonds

Senior Debt Securities

Junior Subordinated Notes

From time to time, we may offer and sell our securities. The securities we may offer may be convertible into or exercisable or exchangeable for other securities of the Company.

We will file prospectus supplements and may provide other offering materials that furnish specific terms of the securities to be offered under this prospectus. The terms of the securities will include the initial offering price, aggregate amount of the offering, listing on any securities exchange or quotation system, investment considerations and the agents, dealers or underwriters, if any, to be used in connection with the sale of the securities. You should read this prospectus and any supplement or other offering materials carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated December 28, 2011.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (SEC) using a shelf registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to an unspecified dollar amount. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement or other offering materials that will contain specific information about the terms of that offering. Material United States federal income tax considerations applicable to the offered securities will also be discussed in the applicable prospectus supplement or other offering materials as necessary. The prospectus supplement or other offering materials may also add, update or change information contained in this prospectus. You should read this prospectus, any prospectus supplement or other offering materials together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION. When we use the terms “we”, “our”, “us”, or the “Company” in this prospectus, we are referring to Virginia Electric and Power Company. You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, and other information with the SEC. Our file number with the SEC is 001-02255. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. Our combined filings with the SEC present separate filings by Dominion Resources, Inc. (Dominion) and the Company. Information contained therein relating to an individual registrant is filed by that registrant on its own behalf and each registrant makes no representation as to information relating to the other registrant. The information incorporated by reference is considered to be part of this prospectus supplement and information that we file later with the SEC will automatically update or supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), except those portions of filings that relate to Dominion as a separate registrant, until such time as all of the securities covered by this prospectus supplement have been sold:

•	Annual Report on Form 10-K for the year ended December 31, 2010.

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011;

•	Current Reports on Form 8-K, filed March 7, 2011, October 3, 2011 and December 1, 2011.

You may request a copy of this filing at no cost, by writing or telephoning us at:

Corporate Secretary

Virginia Electric and Power Company

120 Tredegar Street

Richmond, Virginia 23219

Telephone (804) 819-2000

SAFE HARBOR AND CAUTIONARY STATEMENTS

This prospectus or other offering materials may contain or incorporate by reference forward-looking statements. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance. These statements, by their nature, involve estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statements. Factors that could cause actual results to differ from those in the forward-looking statements may accompany the statements themselves; generally applicable factors that could cause actual results or outcomes to differ from those expressed in the forward-looking statements will be discussed in our reports on Forms 10-K, 10-Q and 8-K incorporated by reference herein and in prospectus supplements and other offering materials.

By making forward-looking statements, we are not intending to become obligated to publicly update or revise any forward-looking statements whether as a result of new information, future events or other changes. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as at their dates.

THE COMPANY

We are a regulated public utility that generates, transmits and distributes electricity for sale in Virginia and northeastern North Carolina. In Virginia, we conduct business under the name “Dominion Virginia Power.” In North Carolina, we conduct business under the name “Dominion North Carolina Power” and serve retail customers located in the northeastern region of the state, excluding certain municipalities. We serve approximately 2.4 million retail customer accounts, including governmental agencies and wholesale customers such as rural electric cooperatives and municipalities. All of our common stock is owned by our parent company, Dominion. Dominion, headquartered in Richmond, Virginia, is one of the nation’s largest producers and transporters of energy. Dominion also owns and operates the nation’s largest underground natural gas storage system and serves retail energy customers in 15 states. Dominion is not guaranteeing any of the securities described in this prospectus.

Operating Segments

We manage our daily operations through two primary operating segments: Dominion Virginia Power and Dominion Generation.

•

Dominion Virginia Power includes our regulated electric distribution and customer service businesses and our regulated electric transmission system serving Virginia and northeastern North Carolina. We are a member of PJM Interconnection, LLC (PJM), a regional transmission organization, and our electric transmission facilities are integrated into the PJM wholesale electricity markets. Electric distribution operations serve residential, commercial, industrial and governmental customers in Virginia and northeastern North Carolina.

•	Dominion Generation includes our regulated generation portfolio of electric generating facilities and power purchase agreements and our energy supply operations.

•

We also report a Corporate and Other segment that includes our corporate and other functions and specific items attributable to our primary operating segments that are not included in profit measures evaluated by executive management in assessing the segments’ performance or allocating resources among the segments.

We were incorporated in 1909 as a Virginia public service corporation. Our principal office is located at 120 Tredegar Street, Richmond, Virginia 23219-3932. The telephone number is (804) 819-2000.

For additional information about us, see WHERE YOU CAN FIND MORE INFORMATION.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement or other offering materials, we will use the net proceeds from the sale of securities offered by this prospectus to finance capital expenditures and to retire or redeem preferred stock or debt securities issued by us and for other general corporate purposes which may include the repayment of commercial paper.

RATIO OF EARNINGS TO FIXED CHARGES

Nine Months Ended	Twelve Months Ended	Years Ended December 31,
September 30, 2011	September 30, 2011	2010	2009	2008	2007	2006
5.27	4.67	4.62	2.28	4.98	3.93	3.34

For purposes of this ratio, earnings are determined by adding fixed charges (excluding interest capitalized) to income before taxes. These earnings are then divided by total fixed charges. Fixed charges consist of interest charges (without reduction for Allowance for Funds Used During Construction) on long-term and short-term debt, interest capitalized, and the portion of rental expense that is representative of the interest factor.

DESCRIPTION OF MORTGAGE BONDS

We will issue our First and Refunding Mortgage Bonds (Bonds) in one or more series under an Indenture of Mortgage dated November 1, 1935, as supplemented and modified by ninety supplemental indentures and as to be supplemented by one or more additional supplemental indentures to be entered into in connection with each new series of Bonds. The Indenture of Mortgage and all such supplemental indentures are collectively referred to as the Mortgage. The Indenture of Mortgage, the supplemental indentures which are currently in effect and a form of supplemental indenture are Exhibits to the Registration Statement of which this prospectus is a part. The Trustee under the Mortgage is The Bank of New York Mellon, successor to JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank). We have summarized selected provisions of the Mortgage below. Capitalized terms used in the summary have the meanings specified in the Mortgage.

General

Unless otherwise provided in the applicable prospectus supplement, we will issue the Bonds only in fully registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000 and these will be exchangeable for a like aggregate principal amount of Bonds of other authorized denominations of the same series. No charge will be made for any transfer or exchange of the Bonds, but we may require a payment to cover any stamp tax or other governmental charge. You may transfer and exchange your Bonds at The Bank of New York Mellon, successor to JPMorgan Chase Bank, N.A., 101 Barclay Street, 8W Attn: Global Trust Administration, New York, New York 10286.

Interest, Maturity and Payment

The Bonds will bear interest from their issue date at the rate shown in the applicable prospectus supplement payable semiannually on the interest payment dates shown in that prospectus supplement. The Bonds will mature on the date shown in the applicable prospectus supplement. Interest will be paid to the persons in whose names the Bonds are registered at the close of business on the 15th day (whether or not a business day) of the calendar month next preceding the interest payment date, except for defaulted interest and except for unmatured accrued interest on Bonds called for redemption on a date other than an interest payment date. Principal of, premium, if any, and interest on the Bonds are payable at the office or agency of the Trustee in New York City.

Provisions of a Particular Series

You should refer to the applicable prospectus supplement for the specific terms relating to that particular series of Bonds including:

•	its specific designation;

•	the aggregate principal amount;

•	the date or dates on which the series will mature;

•	the rate per annum at which the series will bear interest;

•

any optional or mandatory redemption provisions allowing the Bonds to be redeemed at our option or at the option of the holder of the Bonds including the redemption or repayment dates and the redemption or repayment prices; and

•	any other special terms.

Security and Priority

The Bonds will be our secured obligations, together with all other bonds currently outstanding or issued later under the Mortgage. The Bonds will be secured by a direct lien on certain public utility property owned by us and described in the applicable prospectus supplement but subject to the operation of the release provisions (which, in effect, permit the disposition of all property in excess of the amount required by the Mortgage).

The lien of the Mortgage must be duly recorded and filed, and is a first lien junior only to (i) statutory liens and equitable priorities for taxes, services, materials and supplies and (ii) pre-existing liens on after-acquired property.

Other than the security afforded by the lien of the Mortgage, there are no provisions of the Mortgage which provide holders of the Bonds protection in the event of a highly leveraged transaction involving our Company. Such a transaction would require regulatory approval that we believe would be unlikely for a transaction that would result in our having a highly leveraged capital structure.

Issuance of Additional Bonds or Other Debt

We may issue additional bonds under the Mortgage of any series from time to time, but not more in aggregate amount than the amount authorized by our common shareholder (currently $5 billion) and not more than 60% of the value of the property subject to the Mortgage.

The Mortgage does not limit the Company’s ability to issue additional unsecured debt.

DESCRIPTION OF DEBT SECURITIES

The term Debt Securities includes the Senior Debt Securities and the Junior Subordinated Notes. We will issue the Senior Debt Securities in one or more series under a Senior Indenture dated as of June 1, 1998 between us and The Bank of New York Mellon, successor to JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank), as trustee, as amended and as supplemented from time to time, and the Junior Subordinated Notes in one or more series under our Subordinated Indenture dated as of August 1, 1995 between us and The Bank of New York Mellon, successor to JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank), as trustee. The Indenture related to the Junior Subordinated Notes is called the Subordinated Indenture in this prospectus, and together the Senior Indenture and the Subordinated Indenture are called Indentures. We have summarized selected provisions of the

Indentures below. The Senior Indenture and the Subordinated Indenture have been filed as exhibits to the registration statement, and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the Indentures so that you can easily locate these provisions. Capitalized terms used in this description have the meanings specified in the Indentures.

General

The Senior Debt Securities will be our direct, unsecured obligations and will rank equally with all of our other senior and unsubordinated debt except to the extent provided in the applicable prospectus supplement or other offering materials. The Junior Subordinated Notes will be our unsecured obligations and are junior in right of payment to our Senior Indebtedness, as described under the caption ADDITIONAL TERMS OF JUNIOR SUBORDINATED NOTES—Subordination.

Our ability to meet our obligations under the Debt Securities is dependent on our earnings and cash flows. As of September 30, 2011, we had 2.59 million outstanding shares of Preferred Stock with a liquidation value of $259 million. In addition to trade debt, we have ongoing corporate debt programs used to finance our business activities. As of September 30, 2011, we had approximately $6.9 billion in aggregate principal amount of outstanding long-term debt, (including securities due within one year). In addition, we have a commercial paper program that at September 30, 2011 had an outstanding balance of $550 million.

Neither of the Indentures limits the amount of Debt Securities that we may issue under it. We may issue Debt Securities from time to time under the Indentures in one or more series by entering into supplemental indentures or by our Board of Directors or a duly authorized committee authorizing the issuance. Forms of supplemental indentures to each of the Indentures are exhibits to the registration statement.

The Indentures do not protect the holders of Debt Securities if we engage in a highly leveraged transaction.

Provisions of a Particular Series

The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date. Unless otherwise provided in the terms of a series, a series may be reopened, without notice to or consent of any holder of outstanding Debt Securities, for issuances of additional Debt Securities of that series. The prospectus supplement for a particular series of Debt Securities will specify the terms of that series, including, if applicable, some or all of the following:

•	the title and type of the Debt Securities;

•	the total principal amount of the Debt Securities;

•	the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

•	the date or dates on which principal is payable or the method for determining the date or dates, and any right that we have to change the date on which principal is payable;

•	the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

•	any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

•	any payments due if the maturity of the Debt Securities is accelerated;

•	any optional redemption terms, or, with respect to the Senior Debt Securities, any repayment terms;

•	any provisions that would obligate us to repurchase or otherwise redeem the Debt Securities, or, with respect to the Senior Debt Securities, any sinking fund provisions;

•	the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

•

if payments may be made, at our election or at the holder’s election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

•	any index or formula used for determining principal, interest, or premium, if any;

•	the percentage of the principal amount at which the Debt Securities will be issued, if other than 100% of the principal amount;

•

whether the Debt Securities are to be issued in fully registered certificated form or in book-entry form represented by certificates deposited with, or on behalf of, a securities depositary and registered in the name of the depositary’s nominee (Book-Entry Debt Securities);

•	denominations, if other than $1,000 each or multiples of $1,000;

•	any right that would allow us to defer or extend an interest payment date in connection with any series of Debt Securities;

•	in the case of Senior Debt Securities, the identity of the series trustee, if other than the Trustee;

•	any changes to events of defaults or covenants; and

•

any other terms of the Debt Securities. (Sections 201 & 301 of the Senior Indenture, Sections 201 & 301 of the Nineteenth Supplemental and Amending Indenture & Sections 201& 301 of the Subordinated Indenture.)

The prospectus supplement will also indicate any special tax implications of the Debt Securities and any provisions granting special rights to holders when a specified event occurs.

Conversion or Redemption

No Debt Security will be subject to conversion, amortization, or redemption, unless otherwise provided in the applicable prospectus supplement. Any provisions relating to the conversion or redemption of Debt Securities will be set forth in the applicable prospectus supplement, including whether conversion is mandatory or at our option. If no redemption date or redemption price is indicated with respect to a Debt Security, we cannot redeem the Debt Security before the Stated Maturity. Debt Securities subject to redemption by us will be subject to the following terms:

•	redeemable on and after the applicable redemption dates;

•	redemption dates and redemption prices fixed at the time of sale and set forth on the Debt Security; and

•

redeemable in whole or in part (provided that any remaining principal amount of the Debt Security will be equal to an authorized denomination) at our option at the applicable redemption price, together with interest, payable to the date of redemption, on notice given not more than 60 nor less than 30 days before the date of redemption. (Section 1104 of the Senior Indenture & Section 1104 of the Subordinated Indenture.)

We will not be required to:

•

issue, register the transfer of, or exchange any Debt Securities of a series during the period beginning 15 days before the date the notice is mailed identifying the Debt Securities of that series that have been selected for redemption; or

•

register the transfer of, or exchange any Debt Security of that series selected for redemption except the unredeemed portion of a Debt Security being partially redeemed. (Section 305 of the Senior Indenture & Section 303 of the Subordinated Indenture.)

Payment and Transfer; Paying Agent

The paying agent will pay the principal of any Debt Securities only if those Debt Securities are surrendered to it. Unless we state otherwise in the applicable prospectus supplement, the paying agent will pay principal, interest and premium, if any, on Debt Securities, subject to such surrender, where applicable, at its office or, at our option:

•

by wire transfer to an account at a banking institution in the United States that is designated in writing to the Trustee before the deadline set forth in the applicable prospectus supplement by the person entitled to that payment (which in the case of Book-Entry Debt Securities is the securities depositary or its nominee); or

•

by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Debt Securities. (Sections 307 & 1001 of the Senior Indenture & Sections 305 and 1001 of the Subordinated Indenture.)

Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Book-Entry Debt Security, or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. We expect that the securities depositary, upon receipt of any payment of principal, interest or premium, if any, in a Book-Entry Debt Security, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Book-Entry Debt Security as shown on the records of the securities depositary. We also expect that payments by participants to owners of beneficial interests in a Book-Entry Debt Security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of the participants.

Unless we state otherwise in the applicable prospectus supplement, the Trustee will act as paying agent for the Debt Securities, and the principal corporate trust office of the Trustee will be the office through which the paying agent acts. We may, however, change or add paying agents or approve a change in the office through which a paying agent acts. (Section 1002 of the Senior Indenture & Section 1002 of the Subordinated Indenture.)

Any money that we have paid to a paying agent for principal or interest on any Debt Securities which remains unclaimed at the end of two years after that principal or interest has become due will be repaid to us at our request. After repayment to the Company, holders should look only to us for those payments. (Section 1003 of the Senior Indenture & Section 1003 of the Subordinated Indenture.)

Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency we maintain for those purposes, without the payment of any service charge except for any tax or governmental charge and related expenses. (Section 1002 of the Senior Indenture & Section 1002 of the Subordinated Indenture.)

Global Securities

We may issue some or all of the Debt Securities as Book-Entry Debt Securities. Book-Entry Debt Securities will be represented by one or more fully registered global certificates. Book-Entry Debt Securities of like tenor and terms up to $500,000,000 aggregate principal amount may be represented by a single global certificate. Each global certificate will be deposited with the Trustee and registered with the securities depositary or its nominee or a custodian for the securities depositary. Unless it is exchanged in whole or in part for Debt Securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary. (Section 305 of the Senior Indenture & Section 203 of the Subordinated Indenture.)

Unless otherwise stated in any prospectus supplement, The Depository Trust Company will act as the securities depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by the securities depositary and its participants. If there are any additional or differing terms of the depositary arrangement with respect to the Book-Entry Debt Securities, we will describe them in the applicable prospectus supplement or other offering materials.

Holders of beneficial interests in Book-Entry Debt Securities represented by a global certificate are referred to as beneficial owners. Beneficial owners will be limited to institutions having accounts with the securities depositary or its nominee, which are called participants in this discussion, and to persons that hold beneficial interests through participants. When a global certificate representing Book-Entry Debt Securities is issued, the securities depositary will credit on its book-entry, registration and transfer system the principal amounts of Book-Entry Debt Securities the global certificate represents to the accounts of its participants. Ownership of beneficial interests in a global certificate will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

•	the securities depositary, with respect to participants’ interests; and

•	any participant, with respect to interests the participant holds on behalf of other persons.

As long as the securities depositary or its nominee is the registered holder of a global certificate representing Book-Entry Debt Securities, that person will be considered the sole owner and holder of the global certificate and the Book-Entry Debt Securities it represents for all purposes. Except in limited circumstances, beneficial owners:

•	may not have the global certificate or any Book-Entry Debt Securities it represents registered in their names;

•	may not receive or be entitled to receive physical delivery of certificated Book-Entry Debt Securities in exchange for the global certificate; and

•

will not be considered the owners or holders of the global certificate or any Book-Entry Debt Securities it represents for any purposes under the Debt Securities or the Indentures. (Section 305 of the Senior Indenture & Section 202 of the Subordinated Indenture.)

We will make all payments of principal, interest and premium, if any, on a Book-Entry Debt Security to the securities depositary or its nominee as the holder of the global certificate. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global certificate.

Payments participants make to beneficial owners holding interests through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global certificate. None of the following will have any responsibility or liability for any aspect of the securities depositary’s or any participant’s records relating to beneficial interests in a global certificate representing Book-Entry Debt Securities, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

•	the Company;

•	the Trustee;

•	any agent of any of the above.

Covenants

Under the Indentures we will:

•	pay the principal, interest and premium, if any, on the Debt Securities when due;

•	maintain a place of payment;

•	deliver an officer’s certificate to the Trustee at the end of each fiscal year confirming our compliance with our obligations under each of the Indentures; and

•	preserve and keep in full force and effect our corporate existence except as provided in the Indentures

•

deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium, if any. (Sections 1001, 1002, 1003, 1004 & 1005 of the Senior Indenture & Sections 1001, 1002, 1003 and 1006 of the Subordinated Indenture.)

Consolidation, Merger or Sale

The Indentures provide that we may consolidate or merge with or into, or sell all or substantially all our assets to, another Person, provided that any successor assumes our obligations under the Indentures and the Debt Securities issued under the Indentures. We must also deliver an opinion of counsel to the Trustee affirming our compliance with all conditions in the applicable Indenture relating to the transaction. When the conditions are satisfied, the successor will succeed to and be substituted for us under the applicable Indenture and, in the case of a sale of all or substantially all our assets, we will be relieved of our obligations under the applicable Indenture and the Debt Securities issued under it. (Sections 801 & 802 of the Senior Indenture & Sections 801, & 802 of the Subordinated Indenture.)

Events of Default

Event of Default when used in each of the Indentures, will mean any of the following with respect to Debt Securities of any series:

•	failure to pay the principal or any premium on any Debt Security when due;

•	with respect to the Senior Debt Securities, failure to deposit any sinking fund payment for that series when due that continues for 60 days;

•

failure to pay any interest on any Debt Securities of that series, when due, that continues for 60 days; provided that, if applicable, for this purpose, the date on which interest is due is the date on which we are required to make payment following any deferral of interest payments by us under the terms of the Junior Subordinated Notes that permit such deferrals;

•

failure to perform any other covenant in the Indentures (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Trustee or the holders of at least 33% of the outstanding Debt Securities (25% in the case of the Junior Subordinated Notes) of that series give us written notice of the default;

•	certain events in bankruptcy, insolvency or reorganization of the Company; or

•	any other Event of Default included in the Indentures or any supplemental indenture. (Section 501 of the Senior Indenture & Section 501 of the Subordinated Indenture.)

In the case of a general covenant default described above, the Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Debt Securities of that series, together with the Trustee, may also extend the grace period. The grace period will be automatically extended if we have initiated and are diligently pursuing corrective action.

An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under the Indentures. Additional events of default may be established for a particular series and, if established, will be described in the applicable prospectus supplement.

If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 33% (25%, in the case of the Junior Subordinated Notes) in aggregate principal amount of the Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can void the declaration. (Section 502 of the Senior Indenture & Section 502 of the Subordinated Indenture.)

The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers the withholding of notice to be in the best interests of the holders. Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indentures at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities. However, the Trustee must give the holders of Debt Securities notice of any default to the extent provided by the Trust Indenture Act. (Sections 512, 601 & 602 of the Senior Indenture & Sections 512, 601 & 602 of the Subordinated Indenture.)

The holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Debt Security on its maturity date or redemption date and to enforce those payments. (Section 508 of the Senior Indenture & Section 508 of the Subordinated Indenture.)

Satisfaction; Discharge

We may discharge all our obligations (except those described below) to holders of the Debt Securities issued under the Indentures, which Debt Securities have not already been delivered to the Trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year, by depositing with the Trustee an amount certified to be sufficient to pay when due the principal, interest and premium, if any, on all outstanding Debt Securities. However, certain of our obligations under the Indentures will survive, including with respect to the following:

•	remaining rights to register the transfer, conversion, substitution or exchange of Debt Securities of the applicable series;

•

rights of holders to receive payments of principal of, and any interest on, the Debt Securities of the applicable series, and other rights, duties and obligations of the holders of Debt Securities with respect to any amounts deposited with the Trustee; and

•	the rights, obligations and immunities of the Trustee under the Indentures. (Section 401 of Senior Indenture & Section 401 of Subordinated Indenture.)

Modification of Indentures; Waiver

Under the Indentures our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Section 902 of the Senior Indenture & Section 902 of the Subordinated Indenture.) In addition, we may supplement the Indentures to create new series of Debt Securities and for certain other purposes, without the consent of any holders of Debt Securities. (Section 901 of the Senior Indenture & Section 902 of the Subordinated Indenture.)

The holders of a majority of the outstanding Debt Securities of all series under the applicable Indenture with respect to which a default has occurred and is continuing may waive a default for all those series, except a default in the payment of principal or interest, or any premium, on any Debt Securities or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding Debt Security of the series affected. (Section 513 of the Senior Indenture & Section 513 of the Subordinated Indenture.)

In addition, under certain circumstances, the holders of a majority of the outstanding Junior Subordinated Notes of any series may waive in advance, for that series, our compliance with certain restrictive provisions of the Subordinated Indenture under which those Junior Subordinated Notes were issued. (Section 1008 of the Subordinated Indenture.)

Concerning the Trustee

The Bank of New York Mellon, successor to JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank) is the Trustee under the Indentures. We and certain of our affiliates maintain deposit accounts and banking relationships with The Bank of New York Mellon. The Bank of New York Mellon also serves as trustee under other indentures under which we and certain of our affiliates have issued securities. The Bank of New York Mellon’s affiliates have purchased, and are likely to purchase in the future, our securities and securities of our affiliates.

The Trustee will perform only those duties that are specifically described in the Indentures unless an event of default under an Indenture occurs and is continuing. The Trustee is under no obligation to exercise any of its powers under the Indentures at the request of any holder of Debt Securities unless that holder offers reasonable indemnity to the Trustee against the costs, expenses and liabilities which it might incur as a result. (Section 601 of the Senior Indenture & Section 601 of the Subordinated Indenture.)

The Senior Indenture permits us to name a different trustee for individual series of Senior Debt Securities. If named, a series trustee performs the duties that would otherwise be performed by the Trustee under the Senior Indenture with respect to that series; the series trustee will have no greater liabilities or obligations and will be entitled to all the rights and exculpations with respect to such series that would otherwise be available to the Trustee. If a series trustee is named, information about any series trustee will be disclosed in the prospectus supplement and the Trustee under the Senior Indenture will have no responsibility with respect to that series.

The Trustee administers its corporate trust business at 101 Barclay Street, 8W Attn: Global Trust Administration, New York, New York 10286.

ADDITIONAL TERMS OF SENIOR DEBT SECURITIES

Repayment at the Option of the Holder; Repurchases by the Company

We must repay the Senior Debt Securities at the option of the Holders before the Stated Maturity Date only if specified in the applicable prospectus supplement or other offering materials. Unless otherwise provided in the prospectus supplement or other offering materials, the Senior Debt Securities subject to repayment at the option of the Holder will be subject to repayment:

•	on the specified Repayment Dates; and

•	at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued to the Repayment Date.

For any Senior Debt Security to be repaid, the Trustee must receive, at its office maintained for that purpose in the Borough of Manhattan, New York City not more than 60 nor less than 30 calendar days before the date of repayment:

•	in the case of a certificated Senior Debt Security, the certificated Senior Debt Security and the form in the Senior Debt Security entitled Option of Holder to Elect Purchase duly completed; or

•

in the case of a book-entry Senior Debt Security, instructions to that effect from the beneficial owner to the securities depositary and forwarded by the securities depositary. Exercise of the repayment option by the Holder will be irrevocable. (Sections 1103 and 1104 of the Senior Indenture.)

Only the securities depositary may exercise the repayment option in respect of beneficial interests in the book-entry Senior Debt Securities. Accordingly, beneficial owners that desire repayment in respect of all or any portion of their beneficial interests must instruct the participants through which they own their interests to direct the securities depositary to exercise the repayment option on their behalf. All instructions given to participants from beneficial owners relating to the option to elect repayment will be irrevocable. In addition, at the time the instructions are given, each beneficial owner will cause the participant through which it owns its interest to transfer its interest in the book-entry Senior Debt Securities or the global certificate representing the related book-entry Senior Debt Securities, on the securities depositary’s records, to the Trustee. See DESCRIPTION OF DEBT SECURITIES—Global Securities.

Defeasance

We will be discharged from our obligations on the Senior Debt Securities of any series at any time if we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Senior Debt Securities of the series. If this happens, the holders of the Senior Debt Securities of the series will not be entitled to the benefits of the Senior Indenture except for registration of transfer and exchange of Senior Debt Securities and replacement of lost, stolen or mutilated Senior Debt Securities. (Sections 1302 and 1304 of the Senior Indenture.)

Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related Senior Debt Securities. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the Senior Debt Securities and the value of the holder’s interest in the defeasance trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

ADDITIONAL TERMS OF JUNIOR SUBORDINATED NOTES

Option to Extend Interest Payment Period

We can defer interest payments by extending the interest payment period for the number of consecutive extension periods specified in the applicable prospectus supplement (each, an Extension Period). Other details regarding the Extension Period will also be specified in the applicable prospectus supplement. No Extension Period may extend beyond the maturity of the Junior Subordinated Notes. At the end of the Extension Period(s), we will pay all interest then accrued and unpaid, together with interest compounded quarterly at the coupon or interest rate for the Junior Subordinated Notes, to the extent permitted by applicable law. (Section 301 of the Subordinated Indenture.)

During any Extension Period, we will not make distributions related to our capital stock, including dividends, redemptions, repurchases, liquidation payments, or guarantee payments. Also we will not make any payments, redeem or repurchase any debt securities of equal or junior rank to the Junior Subordinated Notes or make any guarantee payments on any such debt securities. We may, however, make the following types of distributions:

•	dividends paid in common stock;

•	dividends in connection with the implementation of a shareholder rights plan;

•	payments to a trust holding securities of the same series under a guarantee; or

•

repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants.

Subordination

Each series of Junior Subordinated Notes will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness as defined below. If:

•	we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

•	a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Senior Indebtedness; or

•	the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on that Senior Indebtedness, or we will make provision for those payments, before the holders of any Junior Subordinated Notes have the right to receive any payments of principal or interest on their Junior Subordinated Notes. (Sections 1301 and 1303 of the Subordinated Indenture.)

Senior Indebtedness means, with respect to any series of Junior Subordinated Notes, the principal, premium, interest and any other payment in respect of any of the following:

•	all of our indebtedness for borrowed or purchased money that is evidenced by notes, debentures, bonds or other written instruments;

•	our obligations for reimbursement under letters of credit, banker’s acceptances, security purchase facilities or similar facilities issued for our account;

•	any of our other indebtedness or obligations with respect to commodity contracts, interest rate commodity and currency swap agreements and other similar agreements or arrangements; and

•	all indebtedness of others of the kinds described in the preceding categories which we have assumed or guaranteed.

Senior Indebtedness will not include our obligations to trade creditors or indebtedness to our subsidiaries. (Section 101 of the Subordinated Indenture.)

Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness. We may not amend the Subordinated Indenture to change the subordination of any outstanding Junior Subordinated Notes without the consent of each holder of Senior Indebtedness that the amendment would adversely affect. (Section 1308 of the Subordinated Indenture.)

The Subordinated Indenture does not limit the amount of Senior Indebtedness that we may issue.

PLAN OF DISTRIBUTION

We may sell the offered securities (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

By Agents

Offered securities may be sold through agents that we designate. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

We may also sell offered securities directly. In this case, no underwriters or agents would be involved.

General Information

Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

LEGAL MATTERS

The legality of the securities in respect of which this prospectus is being delivered will be passed on for us by McGuireWoods LLP. As of November 30, 2011, partners of McGuireWoods LLP owned less than 1% of the common stock of Dominion, our parent company. Underwriters, dealers or agents, if any, who we will identify in a prospectus supplement or other offering materials, may have their counsel pass upon certain legal matters in connection with the securities offered by this prospectus.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

VIRGINIA ELECTRIC AND POWER COMPANY